

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 28, 2013

Abigail Bertumen
Bingham McCutchen LLP
2020 K Street NW
Washington, DC 20006

Re: Nuveen California Dividend Advantage Municipal Fund (the "Fund")
         File Numbers: 333-186409; 811-09161

Dear Ms. Bertumen:

        We have reviewed the registration statement on Form N-2 for the Fund, filed on February 1, 2013. The filing was made for the purpose of registering Common Shares of the Fund. Based on our review of the registration statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its registration statement. Please note, however, that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure, unless otherwise indicated. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

PROSPECTUS

Cover Page

1.   The first sentence of the paragraph under "Portfolio Contents" states that "[a]s a fundamental policy, under normal circumstances, the Fund invests at least 80% of its Managed Assets (as defined below) in municipal securities and other related investments the income from which is exempt from regular federal and California income taxes." Please disclose in this section that this policy may be changed only if approved by a vote of the outstanding shareholders.

2.   Please disclose in this section that the Fund will invest at least 80% of its Managed Assets in securities that are expected to pay dividends. Please disclose in the appropriate section that this policy will not be changed without 60 days' prior notice to shareholders (or that it is a fundamental policy). See Investment Company Act Release No. 24828 [66 FR 8509, 8511 (Feb. 1, 2001)].

3.   Please summarize on the Cover Page the Fund's policies with regard to the use of leverage. Note particularly that that the Fund currently employs financial leverage primarily through its outstanding VRDP Shares and that for the six months ended August 31, 2012, the average daily balance outstanding on VRDP Shares and annual dividend rate was $136,200,000 and

0.37%, respectively. Please also note that the Fund may invest up to 15% of its Managed Assets in inverse floating rate securities.

Prospectus Summary (Pages 1 – 14)

4. The first sentence of the second paragraph under "Investment Objectives and Policies" on page 1 states that "[a]s a fundamental investment policy, under normal circumstances, the Fund invests at least 80% of its Managed Assets in municipal securities and other related investments the income from which is exempt from regular federal and California income taxes." Consistent with Comment 1 above, please disclose in this section that this policy may be changed only if approved by a vote of the outstanding shareholders.

5. Consistent with Comment 2 above, please disclose in this section that the Fund will invest at least 80% of its Managed Assets in securities that are expected to pay dividends. Please disclose in the appropriate section that this policy will not be changed without 60 days' prior notice to shareholders (or that it is a fundamental policy).

6. The first sentence of the seventh paragraph under "Investment Objectives and Policies" on page 5 states that "[a] security is considered investment grade quality if it is rated within the four highest grades by at least one of the nationally recognized statistical rating organizations ('NRSROs') that rate such security, or if it is unrated but judged to be of comparable quality by Nuveen Asset Management." However, the second sentence of such paragraph states that "[b]elow investment grade quality municipal securities include those municipal securities that are rated investment grade by one or more NRSROs, but rated below investment grade by at least one NRSRO." These sentences appear to be contradictory, as an investment that is rated as investment quality by one NRSRO and as below investment grade by another NRSRO would be deemed to be investment grade quality by the first sentence and below investment grade by the second sentence. Please revise this paragraph to disclose the Fund's policy more clearly.

7. The last sentence of the third paragraph under "Distribution Through At-the-Market Transactions" on page 8 states that "[u]nless otherwise indicated in a further Prospectus supplement, Nuveen Securities will act as underwriter on a reasonable efforts basis." Please tell us what is meant by the term "reasonable efforts" basis and how it differs from a "best efforts" basis. Please also include in the appropriate section the information required for a best efforts offering by Item 1 of Form N-2.

8. The fifth paragraph under "Leverage Risk" on page 15 states that "[t]he Fund may invest in the securities of other investment companies, which may themselves be leveraged and therefore present similar risks to those described above." Please also disclose in this section that this additional leverage serves to magnify the risk.

9. The first sentence of the second paragraph under "Derivatives Risk, including the Risk of Swaps" on page 17 states that "[t]he Fund may enter into various types of derivatives transactions, including futures, options, swaps (including credit default swaps, interest rate

swaps and total return swaps), among others." Please confirm that the derivatives listed in this sentence are all the derivatives that the Fund will invest in as a principal investment strategy. With respect to the Fund's investments in total return swaps, please note that when the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please also note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

10. Please include in the section entitled "Distributions" on page 18 disclosure similar to the disclosure included on page 57 stating that distributions made by the Fund may be a return of capital; that a return of capital reduces the shareholder's tax basis, which will result in higher taxes when the shareholder sells his shares; and that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them.

Summary of Fund Expenses (Pages 20-21)

11. Please state in the narrative following the table that "Other Expenses" are based on estimated amounts for the current fiscal year. See Instruction 6 to Item 3 of Form N-2.

Trading and Net Asset Value Information (Page 25)

12. Please also disclose in this section: (a) whether the Fund's Common Shares have historically traded for an amount less than, equal to, or exceeding net asset value; (b) any methods undertaken or to be undertaken that are intended to reduce any discount; and (c) the effects that these measures have or may have on the Fund. Alternatively, the Fund may include a cross-reference to the relevant disclosure (e.g., see "Repurchase of Fund Shares; Conversion to Open-End Fund on page 63 of the Prospectus). See Item 8.5.d. of Form N-2.

The Fund's Investments (Pages 26 – 38)

13. The third sentence of the sixth paragraph under "Investment Policies" on page 29 states that "during temporary defensive periods (e.g., times when, in NFALLC opinion, temporary imbalances of supply and demand or other temporary dislocations in the tax-exempt bond market adversely affect the price at which long-term or intermediate-term municipal securities are available), and in order to keep the Fund's cash fully invested, the Fund may invest any percentage of its net assets in short-term investments including high quality, short-term debt securities that may be either tax-exempt or taxable (or in securities of other open- or closed-end investment companies that invest primarily in municipal securities of the types in which the Fund may invest directly)." Please state in this section that the Fund may not achieve its investment objectives during this period.

14. The first sentence of the first paragraph under "Municipal Securities" on page 30 states that "[t]he Fund may invest in various municipal securities, including municipal bonds and notes, other securities issued to finance and refinance public projects, and other related securities and <u>derivative instruments</u> creating exposure to municipal bonds, notes and securities that provide for the payment of interest income that is exempt from regular federal income tax" (emphasis added). Please tell us whether the Fund's investments in derivatives will be counted towards the Fund's 80% tests. If so, please confirm to us that the derivative investments will be included based on their market value and not their notional value.

15. The last paragraph prior to "Municipal Leases and Certificates of Participation" on page 31 discusses the concept of duration. Please also disclose in this section the Fund's average duration as of a recent date. Provide an example of duration.

16. The fourth to last sentence under "Limitations on the Use of Futures, Futures Options and Swaps" on page 37 states that "[t]he CFTC amendments to Regulation 4.5 took effect on December 31, 2012, and the Fund either must comply with amended Regulation 4.5's requirements, or, if required, NFALLC and/or Symphony will register with respect to the Fund as a commodity pool operator with the CFTC." Please disclose in this section what the Fund will do.

17. The first sentence of the first paragraph under "Other Investment Companies" on page 37 states that "[t]he Fund may invest up to 10% of its Managed Assets in securities of other open- or closed-end investment companies (including exchange-traded funds ('ETFs')) that invest primarily in municipal securities of the types in which the Fund may invest directly." Please confirm to us that no acquired fund fees and expenses are required to be included in the fee table on page 20.

Risk Factors (Pages 41 – 52)

18. The second sentence of the paragraph under "Certain Affiliations" on page 51 states that "[a]bsent an exemption from the SEC or other regulatory relief, the Fund is generally precluded from effecting certain principal transactions with affiliated brokers, and its ability to purchase securities being underwritten by an affiliated broker or a syndicate including an affiliated broker, or to utilize affiliated brokers for agency transactions, is subject to restrictions." Please disclose in this section whether the Fund has applied for or intends to apply for any such exemptive relief. If the Fund has applied for or intends to apply for any such relief, please disclose in this section that there is no guarantee that any such relief will be granted.

Description of Fund Shares (Pages 60 – 61)

19. Please disclose in the appropriate section how Common Shares will be voted (e.g., one vote per share).

STATEMENT OF ADDITIONAL INFORMATION

Use of Proceeds (Page 1)

20. The first sentence of the paragraph under "Use of Proceeds" on page 1 states that "[t]he net proceeds from the issuance of Common Shares hereunder will be used by the Fund to invest in various securities, including municipal bonds and notes, other securities issued to finance and refinance public projects, and related securities and derivative instruments creating exposure to municipal bonds, notes and securities, that provide for the payment of interest income that is exempt from regular federal income tax ("municipal securities"), in accordance with the Fund's investment objectives and policies as stated below." However, the first sentence of the first paragraph under "Use of Proceeds" on page 25 of the Prospectus states that "[t]he net proceeds from the issuance of Common Shares hereunder will be used by the Fund to invest in municipal securities in accordance with the Fund's investment objectives and policies as stated below." Please revise these sentences so that they are consistent.

Investment Restrictions (Pages 1 - 3)

21. Investment Restriction 2 on page 2 states that the Fund will not "[b]orrow money, except from banks for temporary or emergency purposes or for repurchase of its shares, and then only in an amount not exceeding one-third of the value of the Fund's total assets including the amount borrowed (including the amount borrowed) less the Fund's liabilities (other than borrowings)." The phrase "including the amount borrowed" is repeated. Please delete one of these phrases.

22. The last paragraph prior to "Investment Policies and Techniques" on page 3 states that "[a]t least six months prior to the scheduled redemption of all outstanding VRDP Shares in 2041, the Fund will maintain segregated assets rated at least investment grade (and including Deposit Securities in an amount equal to 20% of segregated assets, with 135 days remaining to the redemption date, increasing to 100% with 15 days remaining) with a market value equal to at least 110% of the liquidation preference of all outstanding VRDP Shares until the redemption of all such outstanding VRDP Shares" (emphasis added). Please define the term "Deposit Securities" in this section.

Investment Policies and Techniques (Pages 4 - 20)

23. The first sentence of the second paragraph under "Segregation of Assets" on page 17 states that "[t]he Fund generally will use its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the Securities and Exchange Commission and its staff" (emphasis added). Please disclose in this section what is meant by the term "generally" in this context.

Investment Adviser, Sub-Adviser and Portfolio Manager (Pages 43 – 47)

24. The first sentence of the second paragraph under "Annual cash bonus" on page 46 states that "[a] portion of each portfolio manager's annual cash bonus is based on the Fund's investment performance, generally measured over the past one- and three or five-year periods unless the portfolio manager's tenure is shorter." Please disclose in this section whether the bonus will be based on pre-tax or after-tax performance. See Item 21.2 of Form N-2.

Proxy Voting Policies (Page 48)

25. The first sentence of the second paragraph under "Proxy Voting Policies" on page 48 states that "[i]n the rare event that a municipal issuer held by the Fund were to issue a proxy, or that the Fund were to receive a proxy issued by a cash management security, Nuveen Asset Management would either engage an independent third party to determine how the proxy should be voted or vote the proxy with the consent, or based on the instructions, of the Fund's Board of Directors or its representative." Because the Fund does not invest exclusively in non-voting securities, please state that information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available (a) without charge, upon request, by calling a specified toll-free (or collect) telephone number; or on or through the Fund's website at a specified Internet address; or both; and (b) on the Commission's website at http://www.sec.gov. See Item 18.16 of Form N-2.

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You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Notwithstanding our comments, please furnish a letter with respect to the Fund acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment for the Fund. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Any questions you may have regarding the above-referenced filings or this letter may be directed to the undersigned at (202) 551-6773.

Sincerely yours,

Kieran G. Brown
Senior Counsel